UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CDK GLOBAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12508E101

(CUSIP Number)

Amit Malhotra

Sachem Head Capital Management LP

399 Park Avenue, 32nd Floor

New York, New York 10022

212-714-3300

With a Copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12508E101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,647,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,647,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,647,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%(1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 160,630,650 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of November 10, 2014, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on November 13, 2014.

CUSIP No. 12508E101	13D

1	NAME OF REPORTING PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,647,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,647,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,647,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.87%(2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 160,630,650 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of November 10, 2014, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on November 13, 2014.

CUSIP No. 12508E101	13D

1	NAME OF REPORTING PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,647,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,647,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,647,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.87%(3)
14	TYPE OF REPORTING PERSON OO

(3)	Calculated based on 160,630,650 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of November 10, 2014, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on November 13, 2014.

CUSIP No. 12508E101	13D

1	NAME OF REPORTING PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,647,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,647,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,647,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%(4)
14	TYPE OF REPORTING PERSON IN

(4)	Calculated based on 160,630,650 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of November 10, 2014, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on November 13, 2014.

CUSIP NO. 12508E101	SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), which amends and supplements the statement on Schedule 13D filed on October 27, 2014 (as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of CDK Global, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 1950 Hassell Road, Hoffman Estates, Illinois 60169.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

As of December 3, 2014, the Reporting Persons (defined below) beneficially owned an aggregate of 12,647,333 shares of Common Stock, representing approximately 7.87% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons also have additional economic exposure to approximately 3,152,667 notional shares of Common Stock under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 15,800,000 shares of Common Stock, representing approximately 9.84% of the outstanding shares of Common Stock of the Issuer.

CUSIP NO. 12508E101	SCHEDULE 13D

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 26, 2014, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired with respect to the holdings of SH and SH II.

On December 1, 2014, early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted with respect to the holdings of SH Sagamore.

On December 3, 2014, the Sachem Head Funds exercised their right to settle physically-settled total return swaps, and through such settlement acquired 4,947,333 shares of Common Stock for total consideration of $147,504,581. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of the transactions effected on December 3, 2014 was to acquire voting securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q filed on November 13, 2014, there were approximately 160,630,650 shares of the Common Stock outstanding as of November 10, 2014.

Based on the foregoing, as of December 3, 2014, the 12,647,333 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 7.87% of the shares of the Common Stock issued and outstanding.

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH, SH II and SH Sagamore, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Scott D. Ferguson may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.2 and the transactions described in Item 3 herein, which are incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, swaps and options that were effected in the past sixty days by the Reporting Persons for the benefit of the Sachem Head Funds. Except as set forth in Exhibit 99.2 and in Item 3 herein, within the last 60 days, no reportable transactions were effected by any Reporting Person.

CUSIP NO. 12508E101	SCHEDULE 13D

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The disclosures in Item 3 are incorporated herein by reference.

CUSIP NO. 12508E101	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2014

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC,

its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of October 27, 2014, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

Exhibit 99.2	Trading data.*

*	Previously Filed